UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

(X) Form C: Offering Statement
Form C-U: Progress Update
( ) Form C/A: Amendment to Offering Statement
( ) Check box if Amendment is material and investors must reconfirm within five business days.
( ) Form C-AR: Annual Report
( ) Form C-AR/A: Amendment to Annual Report
( ) Form C-TR: Termination of Reporting

Name of issuer:
Viral Films Media LLC

Legal status of issuer:

> *Form:*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization:*
> Delaware

> *Date of Organization:*
> January 28, 2019

Physical address of issuer:
c/o Galatia Films, LLC, 400 West Peachtree Street NW, Suite 415, Atlanta, Georgia 30308, USA

Website of issuer:
https://www.galatiafilms.com/vfm/

Name of intermediary through which the offering will be conducted:
Silicon Prairie Holdings Inc. (d.b.a Silicon Prairie Online)

CIK number of intermediary:
0001711770

SEC file number of intermediary:
007-00123

CRD number, if applicable, of intermediary:
289746

Name of qualified third party "Escrow Agent" which the offering will utilize:
Sunrise Banks

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The intermediary will receive a fee equal to 7% of the total money raised in the offering, plus an onboarding fee of $2,500.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
Silicon Prairie Online may reinvest a portion of its fee in the securities being offered in this offering. If it subscribes in this offering, Silicon Prairie Online will have an ownership interest in the issuer.

Type of security offered:
Class B Units

Target number of securities to be offered:
750,000

Price:
$1.00 per Class B Unit

Method of determining price:
Pro-rated portion of the total principal value of $750,000. Units will be sold in minimum amounts of $2,000 with incremental additional amounts of $100.00.

Target offering amount:
$750,000

Oversubscriptions accepted:
Yes

If yes, disclose how oversubscriptions will be allocated:
As determined by the issuer.

Maximum offering amount (if different from target offering amount):
$1,070,000

Deadline to reach the target offering amount:
September 30, 2019

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
3

	Most recent fiscal year-end	Prior fiscal year-end
Total assets	$297,423	$0.00
Cash & Cash Equivalents	$297,423	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Donald Amason
(Signature)

Donald Amason
(Name)

Manager and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Donald Amason
(Signature)

Donald Amason
(Name)

Manager and Chief Executive Officer
(Title)

July 2, 2019
(Date)

/s/ Josiah Daniel Litle
(Signature)

Josiah Daniel Litle
(Name)

Chief Financial Officer and Treasurer
(Title)

July 2, 2019
(Date)

/s/ Daniel McNicoll
(Signature)

Daniel McNicoll
(Name)

Head of Production and Director
(Title)

July 2, 2019
(Date)

/s/ Fred Dawe
(Signature)

Fred Dawe
(Name)

Director
(Title)

July 2, 2019
(Date)

/s/ Spencer Yee
(Signature)

Spencer Yee
(Name)

Director
(Title)

July 2, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Business and Business Plan
Exhibit C: Subscription Agreement
Exhibit D: Operating Agreement
Exhibit E: Offering Page on Intermediary's Portal
Exhibit F: Video Transcript
Exhibit G: Financial Statements

EXHIBIT A



VIRAL FILMS MEDIA LLC
OFFERING STATEMENT

750,000 Class B Units (Non-Voting) at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	750,000	$750,000	$697,500
Maximum Amount	1,070,000	$1,070,000	$995,100

Date of this Offering Statement: July 2, 2019
Deadline to reach the target offering amount: September 30, 2019

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: **VIRAL FILMS MEDIA LLC**

ELIGIBILITY

2.   The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? No

Directors of the Company

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director	Principal Occupation	Main Employer	Year Joined as Director
Frederick Dawe	General Counsel / Senior Counsel	The Financial Services Consulting Group	2019
Daniel McNicoll	Executive Director of Galatia Films	Galatia Films	2019
Spencer Yee	Attorney (Partner)	Yee & Shih LLP	2019

Business Experience:

Frederick Dawe has served as our **Director** since May 2019. He has served as Senior Counsel of The Financial Services Consulting Group, a privately held consultancy advising on mergers and acquisition, integration and commercial agreements, since 2006. Fred holds a B.A. in political science and German from St. Olaf College, and a J.D. from Mitchell Hamline School of Law.

Daniel McNicoll has served as our **Director** since our inception and as **Head of Production** since May 2019. Daniel is Executive Director of **Galatia Films**, which he founded and has run since February 2007. Daniel's first film *Reclaiming the Blade* featuring **Viggo Mortensen**, **Karl Urban** and **Star Wars legend Bob Anderson**, went on to become a #1 on iTunes and Netflix and was narrated by actor and friend John Rhys-Davies. Other projects include upcoming epic *Glastonbury: Isle of Light* currently in development with producer Leon Clarance (*Sence8, Come and Find Me*), line producer Ned Dowd (*Count of Monte Cristo, Last of the Mohicans*), Weta Workshop Director Sir Richard Taylor (*King Kong, Avatar*) and illustrator John Howe (*Lord of the Rings, The Hobbit, and Narnia*). Current projects include a new documentary with *Dark Knight* and *Game of Thrones* stunt coordinators. Daniel has worked closely with soundtrack label Lakeshore Records, Apple iTunes, Netflix and Starz. Prior to founding Galatia Films, Daniel was a mutual funds advisor at Deutsche Bank and PNC, and prior to that worked as a royalty accountant for BMI. Daniel holds a bachelor of business administration, arts, entertainment and media management from Belmont University.

Spencer Yee has served as our **Director** since May 2019. Spencer is a founding partner of the law firm Yee & Shih LLP, where he has practiced law since 2014. Spencer focuses on corporate transactions and securities offerings. He has advised corporate, private equity and other clients in a variety of public and private merger and acquisition transactions, minority and strategic investments and other corporate matters. Previously, Spencer was associated with Simpson Thacher & Bartlett LLP. Spencer received his B.S. from Brigham Young University and his J.D. from New York University School of Law.

Officers of the Company

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer	Position	Year Joined	Does the officer work fulltime for the company, and if not where else does the employee work?
Don Amason	Manager and Chief Executive Officer	2019	No. Industrial defense contracting company
Daniel McNicoll	Head of Production	2019	Yes
Josiah Daniel Litle	Chief Financial Officer / Treasurer	2019	No. Ginger Gene

Business experience:

Donald Amason has served as the **Manager** and **Chief Executive Officer** of Viral Films Media since May 2019. He has also served in a variety of roles for a major industrial and defense contracting company since June 1992.   Don has over 25 years of experience in engineering, operations, and organizational leadership. His responsibilities have included product design, production management, financial reporting, new business development, strategic planning and risk and opportunity management. He has successfully led organizations of as many as 120 employees on technically challenging projects. Don holds a B.S. in Electrical Engineering from Mississippi State University.

Daniel McNicoll (See above under Directors of the Company)

Josiah Litle has served as the **Chief Financial Officer** and **Treasurer** of Viral Films Media since May 2019. From 2015, Josiah worked as the Information Security Officer of Ginger Gene, an innovative support and training platform for capital equipment manufacturers and users, where he was responsible for ensuring that all company computers and networks were protected from cyber attack, and that all proper information security protocols are followed. He is a graduate of The Hebrew Reali School and previously served in the Israeli Defense Force.

Principal Security Holders

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of **20 percent or more** of the issuer's outstanding equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to, and Following, Offering
Frederick Dawe	34,082 Class C Units	33.3%
Galatia Films LLC[*]	500,000 Class D Units	33.3%

[*]Galatia Films LLC is an entity founded and controlled by Daniel McNicoll, one of our Directors and our Head of Production.

Business and Anticipated Business Plan

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

The business of Viral Films Media is to develop, produce and monetize a single live-action superhero feature film to be called *Rebel's Run*, featuring characters from the Alt Hero comic book universe developed by Arkhaven Comics. All of the business prospects of the company rely on the successful monetization of one film, *Rebel's Run*. See Exhibit B – Business and Business Plan for a detailed description of the business and business plan of Viral Films Media.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

No operating history. We were incorporated as a limited liability company in 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase significantly for the near future. There can be no assurances that we will ever operate profitably. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Limited operating scope. The business of the company is based upon the development and monetization of a single film property, *Rebel's Run*. Accordingly, all of the business prospects of the company rely on the successful monetization of a single film. If the film is not successfully produced or is not popular with consumers and audiences, you may lose all of your investment. In addition, we are reliant upon our License and Creative Services Agreement with Infogalactic AG for the rights to the film and upon Galatia Films LLC for production services pursuant to the Production Services Agreement. If for any reason, we lose the license or the services, our operations and business prospects would be materially and adversely affected, and you could lose your investment.

Future fundraising may affect the rights of investors. In order to fully fund our business plan, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. We may procure debt financing secured by the assets of the company, including the film rights. Any ability to generate or pay profits will be contingent upon first repaying any such debt and contractual obligations. In addition, any future equity securities offerings will dilute your holdings and reduce your proportionate interest in the profits of the company.

The company will require additional funds. We do not expect to sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we might cease operating and you will get nothing. Even if we raise everything we are looking for, we might need to raise more funds in the future, and if we can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

The Company expects to incur debt. The Company expects to incur debt secured by the intellectual property and assets of the company to fund the film project, and it may incur debt (including secured debt) in connection with the film. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment. Specifically, our company, either directly or through Galatia Films, expects to incur debt (together with any additional equity capital raisings we conduct) sufficient to complete the expected budget. Any debt that we incur in connection with production of the film will need to be repaid before we are able to distribute profits to you.

The Units offered hereby may be diluted by future issuances of Units of the Company with superior rights. It is anticipated that the Company will need additional rounds of financing for future anticipated expansion. Additional funding would likely adversely affect the current equity owners by diluting their equity interests in the Company. If we issue additional equity securities in our Company, your holdings and rights to profits of the company will be diluted.

We may be unable to secure additional necessary financing. The Company cannot guarantee that it will be able to raise additional funds on commercially feasible terms or at all. Thus, there is no assurance that the Company will be able to continue to develop and fully implement its development, production and marketing plan nor continue to operate if the necessary funding is not available.

The Company has broad discretion in the application of the proceeds from the sale of Units. The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

The Company may not generate sufficient revenues, or any revenues, that would enable you to recover your investment or make any profits. The business of the company is based upon the development and monetization of a single film property. Any revenues generated will need to cover all costs, expenses, repayment of debt (principal and interest), as well as other contractual obligations we have or will enter into, including payments of royalties, licensing fees, production fees, and other expenses that are superior in right to your rights as an equity holder, including fees payable pursuant to our License and Creative Services Agreement with Infogalactic AG and the Production Services Agreement with Galatia Films LLC described under question 31 of this Offering Statement. The payment of all such fees will need to occur before we generate net profits that may be distributed to the holders of our Units. Moreover, as a holder of Class B Units, your right to receive distributions and allocations of profit are subject to the prior rights of other classes of Unit holders.

Filmmaking is a complicated and technical endeavor, often unforeseen difficulties will arise, causing budget and scheduling overruns, particularly when complex visual effects are involved.

The completion and commercial success of a motion picture are extremely unpredictable, and the motion picture industry involves a substantial degree of risk. Commercial success is primarily determined by broad distribution and audience reaction, which is unpredictable. The completion and commercial success of a motion picture also depends upon other factors, such as:

- talent and crew availability;
- financing requirements;
- distribution strategy, including the time of the year and the number of screens on which a motion picture is shown and the successful use of alternative distribution channels such as online and subscription models;
- the number, quality and acceptance of other competing series or films released into the marketplace at or near the same time;
- critical reviews;
- the availability of alternative forms of entertainment and leisure time activities;
- piracy and unauthorized recording, transmission and distribution;
- general socioeconomic conditions and political events; and
- other tangible and intangible factors.

All of these factors can change and cannot be predicted with certainty. In addition, motion picture attendance is seasonal, with the greatest attendance typically occurring during the summer and holidays. The release of a film during a period of relatively low theater attendance is likely to affect the film's box office receipts adversely.

Film projects can be risky, often budgets run over and there are no guarantees the content will be successful in the market. The film industry is generally affected by the same risk factors of other industries, but due to its nature, the production, distribution, and marketing of content can require large capital investments. Even with adequate funding, the film may fail to gain any traction with viewers.

We rely on third parties for production and monetization of our products. We rely on third parties such as development studios, distribution companies, TV networks, producers, storytellers, and other service providers. for production and monetization of our products. Although we have exclusive rights with some of these partners, others may give more time and attention to other partners who are better funded or better known. We have entered into a Production Service Agreement with our related party, Galatia Films, and will be substantially reliant upon Galatia Films to carry on the day-to-day production work of the film. If for any reason, our contract with Galatia Films is terminated or suspended, we would need to find alternative cooperative partners, which could be time consuming and result in delays and increased costs to the film project.

Competition. We face competition with respect to any films that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for films is highly correlated with general economic conditions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our film will be shown may adversely impact our consolidated financial results.

Piracy. The piracy of our content, products or other intellectual property poses a significant challenge for us. Technological developments, such as the production of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in markets in the world that lack effective copyright and technical legal projections or enforcement measures, and illegitimate operators based on these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of our content, products and intellectual property or the products we license from others could result in a reduction of the revenues we receive from the legitimate licensing and distribution of our content and products. We devote substantial resources to protect our content, products and intellectual property, but there can be no assurance that our efforts to enforce our rights and combat piracy will be successful.

The potential markets for our film are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands. The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our management team does not work full-time for our company. Our management team has other professional commitments and engagements and do not devote their full-time to Viral Films Media. Accordingly, we may not be able to operate with the efficiency and effectiveness as we would if we had management who were full-time employees.

Factual statements have not been independently verified.
No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers and employees of the Company, or to the anticipated future performance of the Company.

An investment in the Company is speculative.
Subscribers of the Units offered hereby may not realize a return on their investment and could lose their

investment. Subscribers should carefully review this Agreement and these Risk Factors and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the Units offered hereby.

Subscribers of the Units offered hereby may have to bear the risk of their investment for an indefinite period of time since there are substantial restrictions on their resale.
The Units offered hereby have not been registered under the Securities Act or any state securities or blue-sky law and constitute "restricted securities" under applicable federal securities laws. As a result, Subscribers of the Units offered hereby may not sell or otherwise transfer those Units except pursuant to registration under the Securities Act and applicable state securities laws or pursuant to an exemption therefrom. Moreover, any transfer of Units is subject to the approval of the Board, which they may withhold in their discretion. By investing in the Units offered hereby, you are agreeing to significant restrictions on the liquidity of your Units for the foreseeable future. As a result of all of these restrictions, Subscribers of the Units offered hereby must bear the economic risks of their investment for an indefinite period of time. An investment in the Company is suitable only for sophisticated Subscribers who can afford to bear the risk of a complete loss of such investment. A purchase of the Units should be considered only by persons financially able to maintain their investment and who can afford a loss of all or a substantial part of such investment.

Taxation. We are a limited liability company, of which you will become a member upon your investment. You will be responsible for all your own tax obligations and filings, including state and federal filings. In addition, income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of income, gains, losses, deductions and credits among the Members. The board of directors has discretion to change the tax election of the Company, including to elect to have it taxed as a corporation. If the Company is taxed as a corporation, any profit allocation or distribution will be after taxes, and you will still be subject to capital gains or income tax for any such distributions, which could reduce any return you make on the investment.

THE OFFERING

9.   What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes in connection with the development, production and marketing of *Rebel's Run*, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds. In addition, in securing debt financing, the Company has the discretion to use its intellectual property and other assets, including cash, as collateral to secure such financing.

10.   How does the issuer intend to use the proceeds of this offering?

We estimate that we will use the proceeds from this fundraising for the following approximate costs, expenses and fees in connection with the production of the film:

	If target offering amount sold:	If maximum amount sold:
Total Proceeds:	**$750,000.00**	**$1,070,000.00**
Less: Offering expenses (portal fees and insurance):	$52,500.00	$74,900.00
Net Proceeds:	**$697,000.00**	**$995,100.00**
Use of Proceeds:		
Creative: Writer, Producer, Director and Actors:	$174,250.00	$273,490.00
Production: Production Staff, Art Department, Proceeds Camera, Food, Lighting, Sound, Wardrobe, Make-up, Props, Travel, Locations, Production Office:	$209,100.00	$308,530.00
Post-Production: Editing, Music, Sound, Title, CGI, Graphics, Deliverables:	$209,100.00	$308,530.00
Marketing:	$41,820.00	$41,820.00
Contingency expenses:	$41,820.00	$41,820.00
Professional fees (legal, accounting):	$20,910.00	$20,910.00
Total Use of Proceeds:	**$697,000.00**	**$995,100.00**

DELIVERY & CANCELLATIONS

11.   How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). We will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit a requested investment amount. When doing so, during the offering period or immediately after the deadline, the Investor will also execute a Subscription Agreement with the Company ("Subscription Agreement") and the LLC Operating Agreement, using the Investor's electronic signature.
2. Acceptance of the Investment, If the Investor Agreement is complete, the Investor's commitment will be recorded. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email.
3. Investor Transfer of Funds. The Investor will be responsible for transferring funds into an escrow account held with a third party bank on behalf of us.
4. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page.
5. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, so long as we give you at least five business days' advance notice of the earlier closing date. We will reschedule the offering deadline and notify you at least five business days' notice of the new deadline, of your right to cancel commitments for any reason until 48 hours prior to the new offering deadline, and whether we will continue to accept investments during the 48 hour period prior to the new offering deadline. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
6. Book Entry. Investments will be in book entry form. This means that Subscriber will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

The Company's right to cancel. The Subscription Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

The following is a description of the terms. Also refer to the Operating Agreement which is Exhibit D to this Offering Statement for additional details.

Distributions from Profits
Distributions from profits (other than distributions made in connection with a deemed liquidation event) will be initially allocated among the Members as follows:

(i)   first, 100% to the Class A Members, until the Class A Premium, which is equal to 50% of the value of their investment, is paid;

(ii)   second, 100% to the Class B Members, until the Class B Premium, which is equal to 20% of the value of their investment, is paid;

(iii)   third, 100% to the Class A Members, until the Class A Members recoup an additional amount equal to 100% of their investment amount;

(iv)   fourth, 100% to the Class B Members, until Class B Members recoup an additional amount equal to 100% of their original investment amount; and

(v)   fifth, 100% to the Class C Members, until the Class C recoup its initial investment amount; and

(vi)   sixth, 100% to the Class D Member, until the Class D recoup its initial investment amount.

(vii)   Thereafter, upon the completion of the above distributions, the net profits of the Company (subject to the approval of the board of directors) will thereafter be distributed as follows: 100.0% to the holders of Class A Units, Class B Units and Class C Units (ratably based on their percentage interests). In the event that Frederick Dawe ceases to act as a director for any reason, the Class C Units will be cancelled immediately and, upon completion of the distributions (i) through (vi), the net profits of the Company will be distributed 100.0% to the holders of Class A Units and Class B Units (ratably based on their Percentage Interests).

Percentage Interests means, with respect to a Class A Member, Class B Member or Class C Member, a fraction (expressed as a percentage), (x) the numerator of which is the number of Class A Units, Class B Units and Class C Units held by such Member, and (y) the denominator of which the aggregate number of Class A Units, Class B Units and Class C Units held by all Members.

Distributions Upon Liquidation
Any Distributions made upon the occurrence of and following a deemed liquidation event shall be allocated among the Members as follows:

(i) first, 100% to the Class A Members, until the Class A Premium, which is equal to 50% of the value of their initial investment, is paid;

(ii) second, 100% to the Class B Members, until the Class B Premium, which is equal to 20% of the value of their initial investment, is paid;

(iii) third, 100% to the Class A Members, until the Class A Members recoup an additional amount equal to 100% of their investment amount;

(iv) fourth, 100% to the Class B Members, until the Class B Members recoup an additional amount equal to 100% of their investment amount;

(v) fifth, 100% to the Class C Members, until the Class C Members recoup their initial investment amount; and

(vi) sixth, 100% to the Class D Members, until the Class D Members recoup their initial investment amount.

(vii) Thereafter, (i) 100.0% to the holders of Class A Units, Class B Units and Class C Units (ratably based on their Percentage Interests).

In the event that Frederick Dawe ceases to act as a director for any reason, upon completion of the distributions described in subparagraphs (i) through (vi) above, liquidation distributions of the Company will be distributed 100.0% to the holders of Class A Units and Class B Units (ratably based on their Percentage Interests).

"Percentage Interests" means, with respect to a Class A Member, Class B Member or Class C Member, a fraction (expressed as a percentage), (x) the numerator of which is the number of Class A Units, Class B Units and Class C Units held by such Member, and (y) the denominator of which the aggregate number of Class A Units, Class B Units and Class C Units held by all Members.

If we sell 1,070,000 Class B Units in this offering, there will be an aggregate 600,000 Class A Units, 1,070,000 Class B Units and 34,082 Class C Units outstanding after the offering, or an aggregate of 1,704,082 Units eligible for the profit share described in sub-paragraph (vii) above. If the Company sells 1,070,000 Class B Units in this offering, after the distributions described in sub-paragraphs (i) through (vi) above, each investment of $1,704 for 1,704 Class B Units will be entitled to 0.1% of the profits under sub-paragraph (vii) above. ([NUMBER OF CLASS B UNITS YOU PURCHASE divided by the sum of [(i) 600,000 Class A Units plus (ii) 1,070,000 Class B Units plus (iii) 34,082 Class C units]) If, simultaneous with this offering or in the future, we make offerings of additional Class B Units or other Units which enjoy profit rights, the percentage of profits to which you are entitled would be diluted accordingly.

Transfer Restrictions and Right of First Refusal
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued or after such one year period without the express written consent of the board, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission: or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

- purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Right of First Refusal

Aside from the other transfer restrictions set forth herein, the Company, and the Class A and Class C Members will have a right of first refusal to purchase equity offered for sale by any Class B Member.

Director Appointment Rights

Each of the Class A, Class C and Class D Members have the right to appoint one person to the board of directors. The Class B Members have no such right. In addition, the board of directors has the authority to appoint a Manager or Managers to manage the company's business. In the event the board is increased to five members, each of the Class A and Class D members will have the right to appoint an additional board member.

Repurchase Right

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended as required by Section 12(g) of such act, the Company shall have the option to repurchase the Class B Units from the Subscriber for the greater of (i) the Purchase Amount; (ii) the fair market value of the securities as determined by its appraiser for 409A purposes; or (iii) the fair market value of the securities as determined by another independent appraiser chosen by the Company. This right will terminate upon a change of control or dissolution event as described in the Operating Agreement.

14. Do the securities offered have voting rights?   No

Class B Unitholders will not receive any voting rights. The Class A, Class C and Class D Members each hold, respectively, an aggregate 33.3% voting right.

15. Are there any limitations on any voting or other rights identified above? No

No terms of any Member Class Unit may be amended, modified or waived by a written instrument approved and executed by (i) the manager, (ii) a majority of the Class A Members, (iii) a majority of the Class C Members, and (iv) a majority of the Class D Members; provided, that if any such amendment, modification or waiver would adversely alter in any material respect any of the rights and preferences of any particular Member in a different and disproportionate manner relative to the other Members holding the same class of Units, then such amendment, modification or waiver shall also require the written consent of such Member.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued or after such one year period without the express written consent of the board, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission: or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" Includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-In-law, father-In-law, son-in-law, daughter-In-law, brother-In-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	--	600,000	Yes
Class B Units	1,570,000	0	No
Class C Units	-	34,082	Yes
Class D Units	-	500,000	Yes

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company has the right to increase the authorized amount of any existing Class, to issue additional Units in any Class and to create and issue new Classes of securities, including warrants and options. In addition, the securities being offered do not have preemptive rights. Therefore, the members holding Class B Units can have their financial rights diluted through the issuance of additional securities, including Class B Units.

As an LLC, the Company is not required to authorize a set number of units and it may increase any amount authorized as determined by the Board.

Describe any other rights:

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The transfer restrictions imposed on Class B Units differ from the transfer restrictions imposed upon Class C Units. Units may only be transferred pursuant to Section 9.1 of the Operating Agreement.

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholders identified in Question 6 above have, in aggregate, control over all of the issuer's business operations. The purchasers of Class B Units cannot remove the principal shareholders or otherwise have control over the business of the LLC.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C and Offering Statement has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- 'our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will hold a minority position in the Company and not have any voting rights, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities.
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.
The Company may have authority to repurchase its securities from holders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company with no voting rights, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of

interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer.

    None.

25.   What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security Type	Amount Sold	Use of Proceeds
May 2019	Regulation D, 506(b)	Class A Units Class C Units Class D Units	$300,000 $10 $10	General operations

Related party transactions

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

In July 2019, Viral Films Media LLC entered into a Production Services Agreement with Galatia Films LLC, which is one of our principal shareholders and which Daniel McNicoll, one of our directors and our Head of Production, founded and controls. Pursuant to the Production Services Agreement, Galatia Films LLC agrees to provide our company with a range of services relating to the development and production of the film, and agrees to use its resources and assets to assist on the production of the film. In return, we have agreed to pay Galatia Films LLC a production services fee equal to 25% of the adjusted proceeds generated from the film. This production services fee is a cost and expense of the Company, and this contractual payment obligation is prior in right to the profit distribution and allocations rights of the holders of each Class of Units of the Company.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?

    No.

28.   Describe the financial condition of the issuer. including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Viral Films Media LLC is a film development company based in Atlanta, Georgia, which has licensed the rights to a script and related intellectual property to produce a single film, to be titled *Rebel's Run*, based on the Alt Hero comic book universe published by Arkhaven Comics.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Viral Films Media LLC was incorporated in the State of Georgia in January 2019.

Since then, we have:

- Secured the exclusive right to a script and related intellectual property to produce a live-action feature film, to be titled *Rebel's Run*, based upon the **Alt Hero comic book universe published by Arkhaven Comics**.
- Procured the services of Alt Hero creator, science fiction and epic fantasy novelist **Vox Day** as a scriptwriter and creative consultant on the film. Vox Day is the author of numerous science fiction and epic fantasy works, including his Arts of Dark and Light series, which has been positively compared to George R.R. Martin's *Game of Thrones*. Vox Day is also the creator and primary author of the Alt Hero comic book series, the founder and lead editor of comic book publishers Arkhaven Comics, and the founder and lead editor of Castalia House, an independent publisher focusing on science fiction and fantasy works.
- Procured the services of renowned comic book author **Chuck Dixon** as a scriptwriter and creative consultant on the film. Chuck Dixon is one of the most prolific comic book authors in history, having worked on comics ranging from *The Punisher* to *Batman* to *Nightwing* to *G.I. Joe*. Chuck is the co-creator of Batman villain **Bane**, who has become one of the most recognized and infamous movie villains in Hollywood history.
- Reached agreement in principle to engage the services of **Scooter Downey** as the director of the film. Scooter Downey is one of the producers of the recent documentary *Hoaxed* (2019), which looked at the phenomenon of fake news. Downey has also worked as an editor and producer for *Its in the Blood* (2012) and *Elixir* (2015).
- Engaged Galatia Films founder and executive producer **Daniel McNicoll** as our Head of Production and a member of our board of directors. McNicoll's first film *Reclaiming the Blade*, which featured Viggo Mortensen, Karl Urban and Star Wars legend Bob Anderson, went on to become a #1 on iTunes and Netflix and was narrated by actor and friend John Rhys-Davies. He is also producing the film epic *Glastonbury: Isle of Light*. Current projects include a new documentary with *Dark Knight* and *Game of Thrones* stunt coordinators.

Daniel has worked closely with soundtrack label Lakeshore Records, Apple iTunes, Netflix and Starz.

− Brought on film production company **Galatia Films** as a holder of a significant stake in the voting equity securities of our Company and engaged Galatia Films to provide production services to our company in connection with the development and production of *Rebel's Run*. Galatia Films has been involved in the production of a range of films including *Goodbye, Christopher Robin*, *Reclaiming the Blade*, TheOneRing.net, and others.

− Appointed an experienced group of professionals as the directors and management team to oversee the operations of our Company.

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues. We have not generated any revenues since our inception. As we will be in the pre-production stage for most or all of the next three to six months, we do not expect to generate significant or any revenues during this period. If we are able to enter into any distribution or revenue-generating agreements based on the film concept prior to production, we may generate revenues, although we do not believe such agreements will be likely sources of revenue at this early stage of the film project life cycle.

Cash and Expenses. Viral Films Media LLC had cash in hand of $297,423, as of May 15, 2019. From May 15, 2019 (the date of our reviewed financial statements) through the date of our Form C, we incurred an additional $7,804 in expenses, consisting of: (i) $3,054 in connection with the production of the trailer for *Rebel's Run*; (ii) an onboarding fee of $2,500 paid to Silicon Prairie Online; (iii) $1,500 for professional fees; and (iv) $750 in miscellaneous fees incurred in preparation for this offering. As of the date of this Offering Statement, we had $289,619 cash on hand.

Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,467/month, for an average burn rate of $3,467 per month. Our intent is to commence monetization of the film within approximately 24 to 36 months.

In the coming three to six months, we expect to incur expenses in connection with pre-production of the film project, including primarily costs, expenses and fees for writer, producer, director and production design. Once we reach the shooting and production stage, which is expected to commence in late 2019 or early 2020, we expect to incur increased costs and expenses as we make use of more talent and utilize more equipment, studio space, rentals, travel and accommodations, including crew wages.

Sources of Capital. Aside from the funds we aim to raise in this crowdfunding round, as of May 15, 2019 (the date of our reviewed financial statements) and as of the date of this Offering Statement, we had $297,423 and $289,619, respectively, cash on hand from an earlier equity funding round. In the coming twelve months, we expect to engage in additional fundraising activities, including equity and/or debt financing, as may be approved by our board of directors. In particular, we expect, either directly or through Galatia Films, to procure debt financing using the film rights as collateral. We, directly or through Galatia Films, expect to incur debt and raise additional capital sufficient to fund the remaining budget of the film. Any profit payments from proceeds generated from the film will be made only after any debt and contractual obligations have first been repaid. We may also raise further funds through additional issuances of equity securities.

Liquidity & Capital Resources

In May 2019, we completed an initial fundraising round pursuant to Regulation D and under which we raised $300,020. We currently have no other capital on which to rely. In addition to this private placement, we expect to seek other sources of funding including debt financing, which may be secured debt financing, and equity fundraising.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described herein, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy.
This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital simultaneously with this offering and in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Since the date of our financial statements through the date of this Offering Statement, we have entered into three significant agreements, which are described under Question 31 below.

Aside from the above, there have been no material changes or trends in our finances or operations since the date of our financial statements.


Financial Information


29.   Include the financial information specified below covering the two (2) most recently completed fiscal years or the period(s) since inception, if shorter:

For financial information please see Exhibit G attached hereto and incorporated herein.

30.   With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of pur-chasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

  (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

         (i)   in connection with the purchase or sale of any security? No
         (ii)   involving the making of any false filing with the Commission? No
         (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? No
(ii) involving the making of any false filing with the Commission? No
(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No
(B) engaging in the business of securities, insurance or banking?
No
(C) engaging in savings association or credit union activities?
No
(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? No
(ii) places limitations on the activities, functions or operations of such person? No
(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? No
(ii) Section 5 of the Securities Act? No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

From the date of our financial statements through the date of this Offering Statement, we have entered into three significant agreements:

(i) A Portal Agreement with Silicon Prairie Online, pursuant to which Silicon Prairie is providing portal services in connection with this offering. We paid an onboarding fee of $2,500 to Silicon Prairie Online, and will also pay fees equal to 7% of the total money raised. Silicon Prairie Online may invest a portion of its fee in our company, in which case Silicon Prairie Online will have an ownership interest in our company.

(ii) A Production Services Agreement with Galatia Films, pursuant to which Galatia will provide comprehensive production services in connection with the development, production and distribution of the film, and we have agreed to pay Galatia Films a fee equal to 25% of adjusted proceeds generated from the film. This production services fee is a cost and expense of the Company, and this contractual payment obligation is prior in right to the profit distribution and allocations rights of the holders of each Class of Units of the Company.

(iii) A License and Creative Services Agreement with Infogalactic AG, which holds the rights to the Alt Hero film script, pursuant to which Infogalactic has agreed to provide us with and give us the license to use the finished film script to be co-written by Vox Day and Chuck Dixon, and to provide ongoing creative services in connection with the production of the film, and we have agreed to pay to Infogalactic (a) a fixed fee of $75,000 payable within one year of the date of this Offering Statement upon delivery of the script; and (b) a fee equal to 25% of adjusted proceeds generated from the film. The creative services fee is a cost and expense of the Company, and this contractual payment obligation is prior in right to the profit distribution and allocations rights of the holders of each Class of Units of the Company.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

The Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in the Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 20th (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: www.galatiafilms.com/vfm

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the issuer liquidates or dissolves its business in accordance with state law.